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                              March 30, 2021

       Brendan Wallace
       Chief Executive Officer and Chairman
       Fifth Wall Acquisition Corp. III
       6060 Center Drive
       10th Floor
       Los Angeles, CA 90045

                                                        Re: Fifth Wall
Acquisition Corp. III
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 17,
2021
                                                            CIK No. 0001847874

       Dear Mr. Wallace:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form S-1 submitted March 17, 2021

       Other Considerations, page 8

   1. We note your disclosure that, "Fifth Wall and its Affiliates and our officers and directors have previously
sponsored and formed and become officers or directors of, and in the future may sponsor or
form or become officers or directors of, other special purpose acquisition companies
similar to ours..."

                                                        Please indicate what
steps you are taking to ensure that actions your management team may make, and any
discussions your management team may have on behalf of entities other than Fifth Wall
Acquisition Corp. III will not be in conflict with your disclosure
 Brendan Wallace
Fifth Wall Acquisition Corp. III
March 30, 2021
Page 2
         that, "[y]our officers and directors have neither individually selected nor considered a target business nor have they had any substantive discussions regarding possible target businesses among themselves or with our underwriters or other advisors." For example describe how any efforts that your management team made or is making on behalf of Fifth
         Wall Acquisition Corp. I will not be in conflict with the independence of Fifth Wall
         Acquisition Corp. III.
        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202)
551-3758 with any other questions.



FirstName LastNameBrendan Wallace                           Sincerely,
Comapany NameFifth Wall Acquisition Corp. III
                                                            Division of
Corporation Finance
March 30, 2021 Page 2                                       Office of Finance
FirstName LastName